EXHIBIT 12

TENNECO INC. AND CONSOLIDATED SUBSIDIARIES
COMBINED WITH 50% OR LESS OWNED UNCONSOLIDATED SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(UNAUDITED)

	Nine Months
	Ended
	September 30,
	2011	2010
	(Dollars in Millions)

Net income attributable to Tenneco Inc.	$127	$57
Add:
Interest expense	81	100
Portion of rentals representative of the interest factor	13	11
Income tax expense and other taxes on income	65	45
Noncontrolling interest	18	17
Amortization of interest capitalized	3	3

Earnings as defined	$307	$233

Interest expense	$81	$100
Interest capitalized	3	3
Portion of rentals representative of the interest factor	13	11

Fixed charges as defined	$97	$114

Ratio of earnings to fixed charges	3.16	2.04